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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        February 2, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	February 6, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

ANORMED ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS & ADOPTS SHAREHOLDER RIGHTS PLAN

For Immediate Release:	February 2, 2006

Vancouver, B.C. - Further to the requisition to convene a Special Meeting of Shareholders received from certain shareholders of the Corporation as disclosed in our previous News Release, AnorMED Inc. (TSX:AOM, AMEX:AOM) announces that a special committee of the Board of Directors of AnorMED Inc. has been constituted to consider the matters raised by the requisition and to make recommendations to the Board of Directors. The special committee has been evaluating the requisition and, in consultation with its advisors, has made recommendations with respect to the convening of the special meeting to the Board of Directors.

As a result, the Board of Directors has called a Special Meeting of Shareholders to be held on April 11, 2006 in Vancouver, B.C. with a record date of February 28, 2006.

The Board of Directors has also decided to adopt a Shareholder Rights Plan. AnorMED is not adopting the Rights Plan in response to any specific proposal to acquire control of the Corporation. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders to maximize the opportunity for the shareholders to evaluate certain transactions with respect to the shares of the company. It is subject to acceptance for filing by the Toronto Stock Exchange.

The Rights Plan is not intended to prevent take-over bids. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and remain open for sixty days.1

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statement involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements as conditions change.

-more-

Special Meeting  02/02/06

1 Under the Rights Plan, Rights will be issued and attached to all common shares of the Corporation issued and outstanding as of the close of business on February 2, 2006. Rights will be issued upon any future issuance of any common shares of the Corporation that occurs prior to the Separation Time (as defined in the Rights Plan).

In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the Rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares in the Corporation at a substantial discount to the market value at the time.

For further information: Dr. Michael Abram President & CEO Tel: 604 -530 - 1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 - 532 - 4667 Cell : 604 - 763 - 4682 E-mail : ewhiting@anormed.com

Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

February 6, 2006

Dear Sirs:

All applicable Exchanges and Commissions

Cds & Co.

Subject:

ANORMED INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	0359101080/CA0359101080/COMMON
3.	CUSIP/Class of Security entitled to vote	0359101080/CA0359101080/COMMON
4.	Record Date for Notice	28/02/2006
5.	Record date for Voting	28/02/2006
6.	Beneficial Ownership determination date	28/02/2006
7.	Meeting Date	11/04/2006
8.	Meeting Location	Vancouver BC

Yours Truly

“Linda Kelly”

Linda Kelly

Meeting Specialist

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Tel: 604.661.9400 Ext 4083

Fax: 604.661.9401